

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Elizabeth Ng
Chief Executive Officer
Ocean Biomedical, Inc.
55 Claverick St., Room 325
Providence, RI 02903

> **Re: Ocean Biomedical, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2023**
> **File No. 333-271392**

Dear Elizabeth Ng:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 21, 2023

Cover Page

1. We refer to the second paragraph of the cover page. Please revise to disclose the price that the selling securityholders paid for the common shares.

2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the Prospectus Summary, Risk Factors, MD&A and Use of Proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 173</u>

3.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants in the near term because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. Discuss the effect that this resale offering may have on the company's ability to raise additional capital.

<u>General</u>

4.   Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling shareholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the Sponsor and other selling shareholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Arzhang Navai at 202-551-4676 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kate Bechen